Filed pursuant to Rule 433

Registration File No. 333-140859

Supplementing the Preliminary Prospectus

Supplement dated May 5, 2009

(To Prospectus dated February 23, 2007)

The Dow Chemical Company 2030 Dow Center Midland, MI 48674 U.S.A.

FOR MORE INFORMATION

Bob Plishka

+1 989 638 2288

bplishka@dow.com

Dow Prices Oversubscribed Public Common Stock Offering;

Retires Significant Portion of Perpetual Preferred Shares

Midland, MI – May 7, 2009 – The Dow Chemical Company (NYSE: DOW) announced today that on May 6 it priced a public offering of approximately 130 million shares of its common stock at a price to the public of $15.00 per share.

Total potential gross proceeds to Dow and the selling stockholders from the offering is approximately $2.25 billion, including an over-allotment option of 15 percent.

Of these shares, approximately $1 billion in gross proceeds will be through shares offered by Dow and $1.25 billion (including over-allotment shares) will be through shares offered by accounts and funds managed by Paulson & Co. and trusts created by members of the Haas Family.

Excluding the over-allotment option, the Haas Trusts and the Paulson funds are each selling $454.4 million of their shares of Dow’s Perpetual Preferred Stock, Series B to Dow for the shares being sold by them in the offering.

“This over-subscribed equity issuance, and the clearing price of fifteen dollars per share, shows the strength of the Dow name in the equity markets,” said Andrew N. Liveris, Chairman and Chief Executive Officer. “In addition, by retiring more than $900 million of perpetual preferred in our capital structure, we have created a significant de-leveraging event that at the same time is meaningfully accretive to common shareholders.”

The clearing price represents a 1.3 percent decline from the closing price on May 6 of $15.19, and an 8.1 percent decrease from the closing price on Tuesday, May 5 of $16.33.

The offering was made pursuant to the Company’s effective shelf registration statement filed with the Securities and Exchange Commission (SEC) and is expected to close on May 12, 2009. Morgan Stanley, Citi, Merrill Lynch & Co., and HSBC are acting as joint book-running managers for the offering.

Dow intends to use all of the net proceeds it received from the common stock offering to repay a portion of its borrowings under its term loan.

Dow will not receive any of the proceeds from the sale of shares of the common stock by the selling stockholders.

Senior Unsecured Notes

In addition to the common stock offering, Dow also announced on May 6 a benchmark offering of senior unsecured notes in a registered public offering.

The net proceeds of the senior unsecured notes offering are expected to be used to repay a portion of borrowings under Dow’s term loan and for refinancings, renewals, replacements, and refundings of outstanding indebtedness. Borrowings under the term loan were incurred to pay a portion of the purchase price for its acquisition of Rohm and Haas Company.

It is intended that the Haas Trusts and the Paulson funds will sell, at the Company’s discretion, another $625 million at par plus accrued dividends of Perpetual Preferred Stock, Series B to Dow for a certain amount of senior notes which will also be offered in the Company’s senior notes offering.

If the common stock offering and the senior unsecured notes offering are consummated as described above, the total par value of Perpetual Preferred Stock, Series B purchased by the Company will be $1.5 billion, or approximately 60% of the total shares of this series that were initially issued.

Investment Grade Credit Rating Affirmed

In addition, two leading credit rating agencies issued updates to their ratings on Dow on Wednesday, May 6.

S&P removed the credit watch, and stabilized the Company’s investment grade rating. Fitch reaffirmed its rating at BBB.

Dow has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Investors should read the prospectus in that registration statement and other documents Dow has filed with the SEC for more complete information about Dow and the offering. These documents can be obtained for free by visiting IDEA on the SEC website at www.sec.gov. Alternatively, copies can be obtained from: Morgan Stanley & Co. Incorporated, Attention: Prospectus Department, 180 Varick Street, New York, NY 10014 (1-866-718-1649, email address: prospectus@morganstanley.com), and Citi at Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, New York 11220 (1-877-858-5407), from Merrill Lynch & Co., Attention: Prospectus Department, 4 World Financial Center, New York, NY 10080, (1-212-449-1000) and from HSBC Securities (USA) Inc., Attention: Prospectus Department, 425 Fifth Avenue, New York, NY 10018 (1-866-366-3165, email address: ny.equity.syndicate@us.hsbc.com).

About Dow

Dow is a diversified chemical company that combines the power of science and technology with the “Human Element” to constantly improve what is essential to human progress. The Company delivers a broad range of products and services to customers in around 160 countries, connecting chemistry and innovation with the principles of sustainability to help provide everything from fresh water, food and pharmaceuticals to paints, packaging and personal care products. On April 1, 2009, Dow acquired Rohm and Haas Company, a global specialty materials company. References to “Dow” or the “Company” mean The Dow Chemical Company and its consolidated subsidiaries unless otherwise expressly noted.

Note: This press release contains forward-looking statements that involve risks and uncertainties that may affect the Company’s operations, markets, products, services, prices and other factors as discussed in filings with the Securities and Exchange Commission. These risks and uncertainties include, but are not limited to, economic, competitive, legal, governmental and technological factors. Accordingly, there is no assurance that the Company’s expectations will be realized. The Company assumes no obligation to provide revisions to any forward-looking statements should circumstances change, except as otherwise required by securities and other applicable laws.